Bingham Canyon Corporation

3359 South Main

Suite 584

Salt Lake City, Utah 84115

November 28, 2011

Tia L. Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Bingham Canyon Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 16, 2011

File No. 000-31549

Dear Ms. Jenkins,

This letter is in response to your comment letter dated November 14, 2011 regarding the above identified Form 10-K of Bingham Canyon Corporation (the “Company”).  Based upon your comments, the Company intends to provide the requested revised auditor report; however, the Company must reaudit the cumulative period from February 27, 1986 through December 31, 2010 to provide the requested audit report.  The Company anticipates that the reaudit will require approximately 20 to 25 business days to complete.   Accordingly, the Company intends to file the amended Form 10-K with the appropriate audit report no later than December 28, 2011.

If you have further questions or concerns please contact the Company’s counsel, Cindy Shy, by phone (435) 674-1282 or by fax (435) 673-2127.

Sincerely,

/s/ Brett D. Mayer

Brett D. Mayer

President